January 13, 2023

VIA EDGAR

Mr. Christopher Bellacicco

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust File Nos. 333-132380 and 811-21864

Dear Mr. Bellacicco:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on November 4, 2022, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 878, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on September 22, 2022, for the purpose of registering shares of the WisdomTree Yield Enhanced USD Universal Bond Fund, which will be re-named WisdomTree Voya Yield Enhanced USD Universal Bond Fund (the “Fund”) upon effectiveness. The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide, via correspondence, the Fund’s completed fee table and expense examples.

Response: The Fund’s fee table and expense examples are set forth in Appendix A.

2.	Comment: Please provide the Staff with a copy of the Fund’s index methodology as part of this response letter.

Response: The Registrant has attached a copy of the index methodology hereto as Appendix B.

3.	Comment: The Staff notes that, as part of its principal investment strategy, the Fund may invest in TBA transactions. Please briefly explain what TBA transactions are in plain English.

Response: The Registrant notes that the plain English definition of “TBA transactions” that appears in the Item 9 “TBA Transactions Risk” will be added to the corresponding Item 4 risk disclosure related to TBA transactions.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

4.	Comment: The Staff notes that the Fund invests in investment grade debt and high yield bonds as part of its principal investment strategy. Please disclose the ratings used by the Index to determine whether bonds are non-investment grade or high yield.

Response: The Registrant has added the requested disclosure.

5.	Comment: The Staff notes that the Fund invests in Investment Grade 144A Debt as part of its principal investment strategy. Please include corresponding risk disclosure that addresses the risks associated with 144A debt.

Response: The Registrant has added the requested risk disclosure.

6.	Comment: The Staff notes that US Investment Grade Debt is divided into two subcomponents, each of which is weighted by market capitalization; however, no other debt category in the Index discloses how those debt securities are weighted in the Index. Please disclose if the other listed debt categories in the Index will also be weighted by market capitalization.

Response: The Registrant confirms and has revised the disclosure to note that each of the other USD-denominated bond market categories in the Index is weighted by market capitalization.

7.	Comment: The Staff notes that the Fund invests in USD-denominated fixed income securities issued from emerging markets as part of its principal investment strategy. Please explain how the Index defines “emerging markets”.

Response: The Index uses the definition applied by the Bloomberg Emerging Markets USD Aggregate Bond Index, which defines an emerging market country as a country that meets one of the following two criteria: (i) World Bank Income group classifications of low/middle income or International Monetary Fund (IMF) classification as a non-advanced country, or (ii) additional countries that bond investors classify as emerging markets due to factors such as investability concerns, the presence of capital controls, and/or geographic considerations also may be included on the list and also are reviewed on an annual basis. The Registrant has added this definition of “emerging markets” to the Item 9 disclosure under the section titled “Additional Information About the Fund’s Investment Strategies” in the Fund’s Prospectus.

8.	Comment: The Staff notes that the Fund’s principal investment strategy includes an 80% policy to invest in Index components and investments that have similar economic characteristics, however, the Fund’s strategy does not specify the types of investments that may comprise the remaining 20% of the Fund’s net assets. Please disclose any other types of investments that are part of the Fund’s principal investment strategy.

Response: The Registrant confirms that the Fund’s current principal investment strategy disclosure describes all securities and instruments in which the Fund expects to invest to a significant extent as part of its principal investment strategy.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

2

9.	Comment: The Staff notes the inclusion of “Geographic Investment Risk” in the “Principal Risks of Investing in the Fund” section of the Prospectus. If the Fund plans to invest a significant portion of its assets in securities of companies in a specific country or region, please disclose this as part of the Fund’s principal investment strategy.

Response: The Registrant confirms that neither the Index nor its portfolio will allocate a significant portion of its constituents or assets, respectively, to securities from a specific country or region. Therefore, the Registrant respectfully declines to add such disclosure at this time.

10.	Comment: The Staff notes that the Fund may invest in shares of other investment companies as part of its non-principal investment strategy. If appropriate, add a line to the Fund’s fee table for acquired fund fees and expenses (AFFE).

Response: The Registrant confirms that the Fund does not expect to invest in other investment companies to such an extent that the AFFE incurred indirectly by the Fund from its investment in other funds would exceed one basis point.

11.	Comment: The Staff notes that the Fund may invest in derivatives as part of its non-principal investment strategy. Accordingly, please include non-principal risk disclosure related to derivatives.

Response: The Registrant has since confirmed that the Fund may invest in derivatives to a significant extent. Accordingly, the Registrant has revised its principal investment strategies and principal risks disclosure to disclose that the Fund may invest in derivatives to a significant extent and the risks associated with such investment.

* * * * *

Sincerely,

/s/ Joanne Antico
Joanne Antico, Esq.
Secretary

cc:	Angela Borreggine, Esq. (WisdomTree) W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP) Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP) K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

3

Appendix A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. The fees are expressed as a percentage of the Fund’s average net assets.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.15%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.15%

1 Other Expenses are based on estimated amounts for the current fiscal year.

Example

The following example is intended to help retail investors compare the cost of investing in the Fund shares with the cost of investing in other funds. It illustrates the hypothetical expenses that such investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then redeem all of the shares at the end of those periods. This example assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. This example does not include the brokerage commissions that retail investors may pay to buy and sell shares of the Fund. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$15	$48

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

4

Appendix B

Bloomberg Fixed Income Indices January 11, 2023 US Universal Enhanced Yield Index 1 US Universal Enhanced Yield Index The Bloomberg US Universal Enhanced Yield Index is a broad-based index that measures the performance of the USD-denominated taxable bond market and covers investment-grade, high yield, and emerging markets debt (i.e. Core Plus). A key feature of this index is the objective of yield enhancement relative to the flagship US Universal Index, which represents the union of the US Aggregate Index, US Corporate High Yield Index, Investment Grade 144A Index, Eurodollar Index, US Emerging Markets Index, and the non-ERISA eligible portion of the CMBS Index. The yield enhancement is achieved by allocating half of the US Aggregate exposure of the flagship US Universal Index to the US Aggregate Enhanced Yield Index. Further details on the index design are explained in the methodology section. Index Components The following describes the different components that compose the US Universal Enhanced Yield Index: ? US Universal: The Bloomberg US Universal Index represents the union of the US Aggregate Index, US Corporate High Yield Index, Investment Grade 144A Index, Eurodollar Index, US Emerging Markets Index, and the non-ERISA eligible portion of the CMBS Index. The index covers USD-denominated, taxable bonds that are rated either investment grade or high-yield. View fact sheet ? US Aggregate - The Bloomberg US Aggregate Bond Index is a broad-based flagship benchmark that measures the investment grade, US dollar-denominated, fixed-rate taxable bond market. The index includes Treasuries, government-related and corporate securities, fixed-rate agency MBS, ABS and CMBS (agency and non-agency). View fact sheet ? US Aggregate Enhanced Yield - The Bloomberg US Aggregate Enhanced Yield Index uses a rules-based approach to re-weight the US Aggregate Index with the aim of earning a higher yield while broadly retaining the risk characteristics of the US Aggregate. Yield can typically be increased by shifting exposure along any of a number of different risk dimensions such as interest rate risk (i.e. duration) and credit risk (i.e. spread). Since the US Aggregate Enhanced Yield Index seeks to broadly retain the risk characteristics of the US Aggregate, risk is determined as tracking error to the standard US Aggregate. The US Aggregate Enhanced Yield Index considers risk-adjusted yield to determine whether, and by how much, to increase or decrease the weights of the securities in the index. View fact sheet ? US High Yield - The Bloomberg US Corporate High Yield Bond Index measures the USD-denominated, high yield, fixed-rate corporate bond market. Bonds from issuers with an emerging markets country of risk, based on the indices' EM country definition, are excluded. ? Emerging Markets USD Aggregate - The Bloomberg Emerging Markets USD Aggregate Bond Index is a flagship hard currency Emerging Markets debt benchmark that includes fixed and floating-rate US dollar-denominated debt issued from sovereign, quasi-sovereign, and corporate EM issuers. Country eligibility and classification as Emerging Markets is rules-based and reviewed annually using World Bank income group and International Monetary Fund (IMF) country classifications. ? Investment Grade 144A Debt ? Consists of USD-denominated privately-placed securities initially issued pursuant to the U.S. Securities and Exchange Commission Rule 144A, an exemption from the registration requirements prescribed in section 5 of the Securities Act of 1933 permitting, subject to certain conditions, the public resale of restricted securities. ? Eurodollar Debt ? Investment grade debt denominated in US Dollars and publicly issued in Eurobond markets. Methodology The objective of the index is to enhance the yield of the US Universal Index by combining the subcomponents using the following approach: ? Calculate the weight of the US Aggregate Index as a subcomponent of the US Universal Index by dividing the US Aggregate Index market value by the US Universal Index market value and assign half of this weight to the flagship US Aggregate Index and half of the weight to the US Aggregate Enhanced Yield Index. ? The remaining weight of the US Universal Enhanced Index is allocated to the non-US Aggregate component of the US Universal Index on a market capitalization basis. The non-US Aggregate component consists of the US Corporate High Yield Index, Investment Grade 144A Index (excluding US Aggregate), Eurodollar Index

Bloomberg Fixed Income Indices January 11, 2023 US Universal Enhanced Yield Index 2 (excluding US Aggregate), US Emerging Markets Index (excluding US Aggregate), and the non-ERISA eligible portion of the CMBS Index. ? As an example, as of October 31, 2022, the market value of the US Universal Index was $27.954 trillion and the market value of the US Aggregate Index was $23.756 trillion. Therefore, the percentage assigned to the US Aggregate component was $23.756/$27.954 or 84.98%, where half of that goes into the flagship US Aggregate Index and half goes into the US Aggregate Enhanced Yield Index. The remaining percentage of 15.02% is allocated to the non-US Aggregate component of the US Universal Index on a market capitalization weighted basis. Rules for Inclusion Eligible Currencies Principal and interest must be denominated in USD. Quality The index includes both investment grade (Baa3/BBB-/BBB- or above) and high yield (Ba1/BB+/BB+ or below) using the middle rating of Moody's, S&P, and Fitch. When a rating from only two agencies is available, the lower is used; when only one agency rates a bond, that rating is used. In cases where explicit bond level ratings may not be available, other sources may be used to classify securities by credit quality: ? Local currency treasury and hard currency sovereign issues are classified using the middle issuer level rating from each agency for all outstanding bonds, even if bond level ratings are available. ? Expected ratings at issuance may be used to ensure timely index inclusion or to properly classify split-rated issuers. ? Unrated securities may use an issuer rating for index classification purposes if available. Unrated subordinated securities are included if a subordinated issuer rating is available. Amount Outstanding ? For Treasury, government-related and corporate securities, USD300mn minimum par amount outstanding. ? For MBS pass-throughs, pool aggregates must have USD1bn par amount outstanding. ? For ABS, USD500mn minimum deal size and USD25mn minimum tranche size. ? For CMBS, USD500mn minimum deal size with at least USD300mn amount outstanding remaining in the deal and USD25mn minimum tranche size. ? US Treasuries held in the Federal Reserve SOMA account (both purchases at issuance and net secondary market transactions) are deducted from the total amount outstanding. New issuance bought at auction by the Federal Reserve does not enter the index. Net secondary market purchases/sales are adjusted in the Projected Universe of the index weekly, typically on Fridays, and in the Returns Universe once a month, based on the amount outstanding in the Projected Universe at prior month-end.1 ? For US High Yield securities, USD150mn minimum par amount outstanding. ? For Eurodollar issues, USD300mn minimum par amount outstanding. ? For US emerging markets issues, USD500mn minimum at the security level; corporate issuers must have at least USD 1bn in outstanding debt trading in the market. ? For SEC Rule 144A issues, USD300mn minimum par amount outstanding. 1 All float adjustment updates to the US Treasury amount outstanding in the Projected Universe are made on or prior to T-3 (3 business days before month-end using the U.S. calendar). Further details about indices' treatment of SOMA holdings of US Treasuries can be found in this note.

Bloomberg Fixed Income Indices January 11, 2023 US Universal Enhanced Yield Index 3 Coupon ? Fixed-rate coupon ? Pay-in-kind (PIK) bonds and toggle notes are eligible. Partial PIKs are excluded. ? Callable fixed-to-floating rate bonds are eligible during their fixed-rate term only. ? Bonds with a step-up coupon that changes according to a predetermined schedule are eligible. ? US EM Index issues may be floating rate. Maturity ? At least one year until final maturity, regardless of optionality. ? MBS must have a weighted average maturity of at least one year. CMBS and ABS must have a remaining average life of at least one year. ? Bonds that convert from fixed to floating rate, including fixed-to-float perpetuals, will exit the index one year prior to conversion to floating-rate. Fixed-rate perpetuals are not included. Taxability ? Only fully taxable issues are eligible. ? Build America Bonds (BAB) with the tax credit to the issuer are eligible; those with tax credits issued to investors are considered tax exempt. ? Dividend Received Deduction (DRD) and Qualified Dividend Income (QDI) eligible securities are excluded. Market of Issue ? SEC-registered securities, bonds exempt from registration at the time of issuance and SEC Rule 144A securities with registration rights are eligible. A security with both SEC Regulation-S (Reg-S) and SEC Rule 144A tranches is treated as one security for index purposes. The 144A tranche is used to prevent double-counting and represents the combined amount outstanding of the 144A and Reg-S tranches. ? Global bonds are included. ? Bonds that were previously SEC-registered or 144A with registration rights but later deregistered by the issuer remain index eligible. Seniority of Debt Senior and subordinated issues are included. Security Types Included ? Bullet, putable, sinkable/amortizing and callable bonds ? Taxable municipal securities, including Build America Bonds (BAB) ? Original issue zero coupon and underwritten MTN ? Enhanced equipment trust certificates (EETC) ? Certificates of deposit ? Fixed-rate and fixed-to-float (including fixed-to-variable) capital securities ? Covered bonds (as of January 1, 2011) ? US agency CMBS (as of July 1, 2014) Excluded ? Contingent capital securities, including traditional CoCos and contingent write-down securities ? Bonds with equity type features (e.g. warrants, convertibles, preferreds, DRD/QDI-eligible issues) ? Tax-exempt municipal securities ? Inflation-linked bonds, floating-rate issues (US EM Index issues, however, may be floating rate) ? Private placements, retail bonds ? USD25/USD50 par bonds ? Structured notes, pass-through certificates ? CMBS A1A tranches (as of January 1, 2011)

Bloomberg Fixed Income Indices January 11, 2023 US Universal Enhanced Yield Index 4 ? Illiquid securities with no available internal or third-party pricing source ? US Treasury STRIPS Rebalancing Rules Frequency For each index and applicable sub-indices, Bloomberg maintains two universes of securities: the Returns (Backward) and the Projected (Forward) Universes. The composition of the Returns Universe is rebalanced at each month-end and represents the fixed set of bonds on which index returns are calculated for the next month. The Projected Universe is a forward-looking projection that changes daily to reflect issues dropping out of and entering the index but is not used for return calculations. On the last business day of the month (the rebalancing date), the composition of the latest Projected Universe becomes the Returns Universe for the following month. The weights of the indices comprising the US Universal Enhanced Yield Index (the US Aggregate Index, the US Aggregate Enhanced Yield Index, and the remaining portion of the US Universal Index excluding the US Aggregate Index) are rebalanced on a monthly basis using data five days prior to the month-end date (T-5). The new weights are applied to the Projected (Forward) Universe four days prior to the month-end date (T-4). Index Changes During the month, indicative changes to securities (credit rating change, sector reclassification, amount outstanding changes, corporate actions, and ticker changes) are reflected daily in the Projected and Returns Universe of the index. These changes may cause bonds to enter or fall out of the Projected Universe of the index on a daily basis, but will affect the composition of the Returns Universe at month-end only, when the index is next rebalanced. Reinvestment of Cash Flows Intra-month cash flows from interest and principal payments contribute to monthly index returns but are not reinvested at a short-term reinvestment rate between rebalance dates. At each rebalancing, cash is effectively reinvested into the Returns Universe for the following month so that index results over two or more months reflect monthly compounding. New Issues Qualifying securities issued, but not necessarily settled on or before the month-end rebalancing date, qualify for inclusion in the following month's index if the required security reference information and pricing are readily available. Pricing and Related Issues Sources & Frequency ? Index-eligible bonds are priced on a daily basis by Bloomberg's evaluated pricing service, BVAL. ? MBS generics are priced daily based on a weighted average price of underlying pools. The pools are priced by BVAL on a same-day settlement basis. Pricing Quotes Bonds are quoted as a percentage of par. Timing ? Bonds are priced at 4pm (Eastern time). On early close days, bonds are priced at 1pm unless otherwise noted. ? Historically, prior to January 14, 2021, bonds were priced at 3pm and on early market close days, bonds were priced at 1pm (Eastern time). On early close days between January 14, 2021 through November 25, 2021, 2pm prices were used.

Bloomberg Fixed Income Indices January 11, 2023 US Universal Enhanced Yield Index 5 Bid or Offer Side Bonds in the index are priced on the bid side. The initial price for new corporate issues entering the index is the offer side; after the first month, the bid price is used. Settlement Assumptions T+1 calendar day settlement basis for all bonds except MBS, which use same-day settlement. At month-end, settlement is assumed to be the first calendar day of the following month, even if the last business day is not the last day of the month, to allow for one full month of accrued interest to be calculated. Verification Daily price moves for each security are analyzed by the index pricing team to identify outliers. Index users may also challenge price levels, which are then reviewed and updated as needed. Currency Hedging Returns hedged to various non-USD currencies are published for the US Universal Enhanced Yield Index. The indices' FX hedging methodology takes rolling one-month forward contracts that are reset at the end of each month and hedges each non-reporting currency-denominated bond in the index into the reporting currency terms. No adjustment is made to the hedge during the month to account for price movements of constituent securities in the returns universe of the index. Calendar The US Universal Enhanced Yield Index follows the US bond market holiday schedule. US Enhanced Yield: https://data.bloomberglp.com/professional/sites/10/US-Agg-Enhanced-Yield-Factsheet.pdf Accessing Index Data Bloomberg Terminal® Bloomberg benchmarks are the global standard for capital markets investors. ? INDE<GO> - The Bloomberg Indices dashboard page, which contains daily, monthly, and year-to-date index returns for key indices from each index family as well as a link to index publications. ? IN<GO> - The Bloomberg Index Browser displays the latest performance results and statistics for the indices as well as history. IN presents the indices that make up Bloomberg's global, multi-asset class index families into a hierarchical view, facilitating navigation and comparisons. The "My Indices" tab allows a user to focus on a set of favorite indices. ? DES<GO> - The index description page provides transparency into an individual index including membership information, aggregated characteristics and returns, and historical performance. ? INP<GO> - The Bloomberg Indices Publications page, which includes methodologies, factsheets, monthly reports, announcements and technical notes. A user may also subscribe to index publications via the "Actions" button. ? PORT<GO> - Bloomberg's Portfolio & Risk Analytics solution includes tools to analyze the risk, return, and current structure of indices. Analyze the performance of a portfolio versus a benchmark or use models for performance attribution, tracking error analysis, value-at-risk, scenario analysis, and optimization. Bloomberg Indices Website (www.bloomberg.com/ indices) The index website makes available limited index information including: ? Index methodology and factsheets ? Current performance numbers for select indices Data Distribution Index subscribers may choose to receive index data in files. Files may include:

Bloomberg Fixed Income Indices January 11, 2023 US Universal Enhanced Yield Index 6 ? Index level and/or constituent level returns and characteristics for any indices ? Automatic delivery of files via email or SFTP following the completion of the index production process after market close ? Clients may receive standard files or may customize file contents ? Index data is also available via authorized redistributors Index Ticker I37434US: Total Return USD Unhedged Index Licensing Bloomberg requires index data licenses for services and products linked to the Indices ? Index or Constituent-Level Redistribution ? Exchange Traded Notes (ETNs) ? OTC Derivative Products ? Bond Pricing Service ? Index-Linked Insurance Products ? Custom Index Solutions ? Exchange Traded Funds (ETFs) ? Mutual Funds ? Separately Managed Accounts (SMAs)

Bloomberg Fixed Income Indices January 11, 2023

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US Universal Enhanced Yield Index 7